Exhibit 99.(a)(1)(E)

iSTAR FINANCIAL INC.

July 30, 2015

Dear HPU Holders,

The Board of Directors has approved an increase in the Cash Consideration and the Stock Consideration being offered to all HPU holders in exchange for their HPU Shares.  The Cash Consideration has been increased to $9.30 per Common Stock Equivalent attributable to tendered HPU Shares, and the Stock Consideration has been increased to 0.70 shares of regular iStar common stock per Common Stock Equivalent attributable to tendered HPU Shares.  The Expiration Date of the offer has also been extended to 11:59 pm, Eastern time, on August 12, 2015.  The offer remains subject to the conditions set forth in the Offer to Exchange document, dated June 26, 2015.

A supplement to the Offer to Exchange document and amended election forms reflecting the new terms are available for you to use if you have not previously tendered your HPU Shares, but wish to do so now.  The documents are being e-mailed to all holders of HPU Shares.  However, if you have already tendered your HPU Shares using the original election forms, you do not need to submit new election forms.  You will automatically receive the new higher exchange consideration for your tendered HPU Shares.

If you have any questions, we encourage you to reach out to Geoff Dugan at 415-263-8639 or at hpuoffer@istar.com at any time.

iStar Financial Inc.